SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Neuberger Berman Municipal Fund Inc.

(Name of Registrant as Specified In Its Charter)

Saba Capital Management, L.P.

Saba Capital Master Fund, Ltd.

Boaz R. Weinstein

Paul Kazarian

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

DATED June 14, 2024

Neuberger Berman Municipal Fund Inc.

__________________________

SUPPLEMENT TO THE PROXY STATEMENT OF

Saba Capital Management, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE GOLD PROXY CARD TODAY

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2024 (the “Saba Proxy Statement”) by Saba Capital Management, L.P. and certain of its affiliates (“Saba”) in connection with its solicitation of proxies (the “Proxy Solicitation”) from the shareholders of Neuberger Berman Municipal Fund Inc., a Maryland corporation and a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Fund”) in connection with the 2024 annual meeting of shareholders, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).

Except as described in this supplement, the information provided in the Saba Proxy Statement continues to apply and this supplement should be read in conjunction with the Saba Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Saba Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Saba Proxy Statement. If you need another copy of the Saba Proxy Statement, please contact our proxy solicitor, Campaign Management, toll free at (855) 422-1042 or collect at (212) 632-8422.

Supplemental Disclosures

According to the Fund’s definitive proxy statement, filed with the SEC on June 4, 2024 (the “Fund’s Proxy Statement”), the Annual Meeting is scheduled to be held on Friday, August 16, 2024 at 2:00 p.m. (Eastern time) at 1290 Avenue of the Americas, New York, New York 10104. According to the Fund’s Proxy Statement, the Fund has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting as May 20, 2024 (the “Record Date”). As of the Record Date, the Fund had outstanding 29,618,059 Common Shares and 2,279 Preferred Shares.

If you have already voted using the Fund’s white proxy card, you have every right to change your vote by completing and mailing a GOLD proxy card or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. You may change your proxy instructions or revoke your proxy by following the instructions under “Can I change my vote or revoke my proxy?” copied below.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the GOLD proxy card in the postage-paid envelope provided or signing, dating and returning a white proxy card (the latest dated proxy is the only one that counts);
•	delivering a written revocation to the secretary of the Fund at 1290 Avenue of the Americas, New York, New York 10104; or
•	attending the Annual Meeting and voting by ballot in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own Common Shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke any previously submitted proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting in the form of a “legal proxy” issued in your name from the bank, broker or other nominee that holds your shares. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Campaign Management, toll free at (855) 422-1042 or collect at (212) 632-8422.

IF YOU HAVE ALREADY VOTED USING THE FUND’S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Fund, we request that a copy of any revocation be mailed to Saba Capital Management, L.P., c/o Campaign Management, 15 West 38th Street, Suite #747, New York, NY 10018, so that we will be aware of all revocations.

We urge you to sign, date and return the GOLD proxy card to vote “FOR” the Nominee in the Proposal.

If you have any questions or require any assistance with voting your proxy card, please contact our proxy solicitor:

15 West 38th Street

Suite #747

New York, NY 10018
Shareholders Call Toll-Free at: (855) 422-1042

E-mail: info@campaign-mgmt.com